EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Saul Centers, Inc. for the registration of 2,000,000 shares of its common stock and 38,004 previously registered shares of its common stock and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedule of Saul Centers, Inc., Saul Centers, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Saul Centers, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

December 11, 2006